Filed by Brooks Automation, Inc.
Pursuant to Rule 425 under the Securities Act of
1933, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934.

Subject Company: PRI Automation, Inc.
Commission File Number: 0-24934

This filing relates to a planned merger between Brooks Automation, Inc. (“Brooks” or “Brooks Automation”) and PRI Automation, Inc. (“PRI” or “PRI Automation”) and Pontiac Acquisition Corp., pursuant to an Agreement and Plan of Merger, dated as of October 23, 2001 (the “Merger Agreement”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, filed by Brooks Automation, Inc. on October 26, 2001, and is incorporated by reference into this filing.

Pursuant to Rule 165 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934, the following communication regarding the proposed transaction between Brooks Automation, Inc. and PRI Automation, Inc. is filed:

SLIDE PRESENTATION REGARDING THE MERGER
OF BROOKS AUTOMATION, INC. AND PRI AUTOMATION, INC.

SAFE HARBOR STATEMENT

The following discussion contains forward-looking statements related to the anticipated benefits, operational efficiencies and future financial results of the merger of Brooks Automation and PRI Automation. Brooks Automation and PRI Automation cannot guarantee that the merger will be completed due to the risks and uncertainties relating to their ability to secure necessary regulatory and shareholder review and approval and to satisfy the other conditions to the closing of the merger. Even if the merger is completed, the forward-looking statements involve additional known and unknown risks and uncertainties including, without limitation, risks relating to the ability of the companies to integrate in a cost effective, timely manner without material loss of employees or customers, the companies' dependence on the cyclical semiconductor industry, the companies' dependence on relatively few customers for a significant portion of its revenues, the companies' reliance on sales to OEM customers and the lengthy sales cycles of those customers, the companies' ability to continue to successfully develop and market new products and product enhancements on a timely basis, the highly competitive nature and rapid technological change that characterize the industries in which the companies compete, the risk of recently initiated securities class action litigation against PRI Automation being settled on an unfavorable basis to the combined company, and other risks and uncertainties described in the companies' reports and registration statements filed with the Securities and Exchange Commission. As a result, there can be no assurance that the combined or individual companies' future performance will not be materially different than projected. The companies also operate in an industry sector where securities' values are highly volatile and may be influenced by economic and other factors beyond the companies' control. The forward-looking statements contained herein speak only of the companies' expectations as of the date of this filing. The companies expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the companies' expectations or any change in events, conditions or circumstances on which any such statement is based.

RULE 425 STATEMENT

Brooks will file a Registration Statement on SEC Form S-4 and Brooks and PRI will file a Joint Proxy Statement/Prospectus with the SEC in connection with the merger, and that Brooks and PRI will mail a Joint Proxy Statement/Prospectus to the stockholders of Brooks and PRI containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brooks, PRI, the merger, the persons soliciting the proxies relating to the merger, their interests in the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of these documents may also be obtained by contacting each of the companies’ Investor Relations Departments as follows:

For Brooks Automation:	For PRI Automation:
John Biasi	Michelle Goodall Faulkner

Vice President of Marketing	Director of Corporate Communications

978-262-5799	978-670-4270 ext. 3161

john.biasi@brooks.com	mfaulkner@pria.com

ADDITIONAL INFORMATION

         Brooks and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Brooks with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Brooks’ proxy statement for its 2001 Annual Meeting of Stockholders filed with the SEC on January 24, 2001. This document is available free of charge at the SEC’s website indicated above and from Brooks by contacting its Investor Relations Department as indicated above.

         PRI and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of PRI with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in PRI’s proxy statement for its 2001 Annual Meeting of Shareholders filed with the SEC on February 20, 2001. This document is available free of charge at the SEC’s website indicated above and from PRI by contacting its Investor Relations Department as indicated above.

         In addition to the foregoing, additional information filed by either company is available at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

BROOKS AUTOMATION, INC.

Site Model
Fab_Area

Intelligence in Automation™

"Safe Harbor" Statement

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995; certain matters in this presentation, including forecasts of future demand and future Company performance, are forward-looking statements that are subject to risks and uncertainties that could cause actual results to materially differ, either better or worse, from those projected. Further discussions of risk factors are available in the Company's most recent SEC filings including form 10-K for the fiscal year ended 9/30/00. The Company assumes no obligation to update the information in this presentation.

Intelligence in Automation™

1

Brooks Automation
A Leading Provider of Integrated Automation Solutions

The Semiconductor Process

Raw Wafer
Wafer Fabrication Equipment
Assembly
Test

	Wafer Fabrication Equipment	Assembly	Test	
CY 2000 Market Size:	$33.2B	$7.2B	$13.8B	Finished Semiconductor Device
CY2001 Estimate:	$23.7B	$3.5B	$9.2B	

A pure play Automation Company with a different perspective on this phase of the semiconductor cycle

Source: Dataquest July 2001, VLSI Research (June 2001 and Company Estimates)

Intelligence in Automation™

2

A Different Perspective on the Cycle

- Benefiting from focused diversification
- Gaining market share
- Larger opportunity per advanced Fab
- Winning larger and more complete deals
- Well positioned for transition to 300 mm
- Fiscal strength to be opportunistic

Intelligence in Automation™

3

Market Positioning: The New Brooks

CY2000 Revenue = $374.3M

A leading provider of integrated automation solutions

#1 Position in OEM Tool Automation
$215.4 58%
Tool Automation
Aggressively Entering
$59.3 15%
Factory Automation
BROOKS AUTOMATION
#1 Position in Fab Software
$99.6 27%
Factory Software
$ in Millions

Intelligence in Automation™ 4

Benefits of Diversification

- Broader Customer Base: OEM, End User, Non SEMI
- Broader Geographic Base: Approximately 50% outside North America
- Broader Product Portfolio in both hardware and software addresses more sales points in the FAB
- Broader product offering leverages total business infrastructure

BROOKS AUTOMATION

Intelligence in Automation™

5

Automation Growth Drivers -Brooks Grows Faster

New Capacity

- 300 mm - 2001/2002 and Beyond
- 200 mm - SMIF in emerging markets (China)

Upgrades

- 200mm - SMIF Fab upgrades through 2004(Japan)

Advancing Technology

- 0.18μ → 0.13μ
- Aluminum → Copper
- BPSG → Low K dielectric
- SiO_2 → High K dielectric

Outsourcing

- OEMs, End Users
- Focus on core competencies, creating opportunity for Brooks

BROOKS AUTOMATION
Intelligence in Automation™
6

Automation Growing Faster Than the Overall Market

($ in Billions)

Wafer Fab Equipment Market
CAGR 2001-2005
=20.0%
Automation Market
CAGR 2001-2005
=23.8%
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$0.94
$1.06
$2.03 (+92%)
$1.35 (-33%)
$3.18
1998
1999
2000
2001
2005

Source Dataquest July 2001

Intelligence in Automation™
7

Strong in Each Automation Market Segment

CY2000

	Tool Automation		Factory Automation		Factory Software	
	Vacuum Tools	Atmospheric Tools	Tool-Fab Interface	Transport Hardware		TOTAL
Merchant Market	*$166M*	*$241M*	*$415M*	*$637M*	*$609M*	*$2,068M*
Total Market	*$885M*	*$670M*	*$477M*	*$784M*	*$1,340M*	*$4,156M*
Brooks Position	*#1*	*Technology Leader*	*#2/#1 (200mm/300mm)*	*Not Served*	*#1*	

Source: Dataquest July 2001 and company estimates

Intelligence in Automation™

8

Tool Automation – Product Strategy

Value
to
Customer
E-Diagnostics
Advanced
Process Control
Complete Tool
Software/Controls
Tool-Fab
Interface
Cluster Tool
Platforms/Software
Tool Automation
Modules
Tool Integration

Intelligence in Automation™
9

Gemini Express System with FOUP Module

Intelligence in Automation™

10

End User Automation – Product Strategy

Value
to
Customer
Scheduling,
APC, Maintenance
Software
MES/MCS
Software
Station Control
Software
Tracking
Hardware &
Software
Sorter Systems
SMIF Load Port
Modules
Integration Services
Fab Integration

Intelligence in Automation™
11

Factory Automation Software –Historically a Simple Requirement

ERP
Manufacturing Execution

Intelligence in Automation™

12

Factory Automation Software – The Customer Problem

ERP
Manufacturing Execution
Scheduling
Material Control
Data Analysis
Cell Control
Auto-ID
Statistical Process
Equipment Interface
Recipe Management
Maintenance Management
User Interface

Intelligence in Automation™
13

Paradigm Shift – Simplifying the Complexity

ERP
BROOKS AUTOMATION
The Integrated Brooks Solution

BROOKS AUTOMATION
Intelligence in Automation™
14

Success With Top Semiconductor Manufacturers

Brooks Products:	Schedule (Software)	Material Control (Software)	Cell Control (Software)	Manufacturing Execution (Software)	Data Analysis (Software)	SMIF LPM (Hardware)	Sorters (Hardware)
US Logic	●	●	●		●	●	
Japan DRAM			●	●			●
Japan ASIC		●				●	●
Korea DRAM	●	●		●		●	●
US DSP	●	●			●	●	●
US ASIC		●	●		●	●	●
Europe ASIC	●	●	●		●	●	●
Japan DRAM			●			●	
Korea FPD		●	●	●	●		
US DRAM	●	●	●	●	●	●	●
Netherlands ASIC	●	●	●	●	●		●
Taiwan Foundry			●			●	●
Taiwan Foundry	●		●	●	●	●	●
Japan ASIC	●	●	●	●	●	●	

Intelligence in Automation™

15

A View of the 300mm Transition

"It is commonly agreed that automation is the major challenge for 300mm Fab manufacturing"

Fu Tai Liou, SVP and CTO, UMC

Intelligence in Automation™

16

300mm Fabs (First Tool Move-in)

Source: Company Estimates

New 300mm Pilot/R&D (Planned) *
New 300mm Production (Planned) *
300mm Spending **
* Company Estimates
** Information Network
(# New Fabs)
(WFE Spending B $)
Risk
Risk
?
25+ New Fabs
1998
1999
2000
2001E
2002E
2003E
2004E
2005E

- AMD (35)
- FASL (JV4)
- Hyundai (8)
- Hyundai (Pilot)
- Infineon (White Oak)
- *US logic mfr.* (3 sites)
- Micron (4)
- Micron (6)
- Mitsubishi
- Mosel Vitelic
- Nanya (3)
- NEC (Roseville)
- Samsung (11)
- Samsung (12)
- Seiko/ IBM (Yasu)
- SiS (2)
- SUNY (Pilot)
- Toshiba (Yokkaichi)
- TSMC (12)
- TSMC (15)
- UMC (12B)
- UMCi
- Vanguard (2)
- Winbond (6)
- etc...

- IBM (323)
- *US logic mfr.*
- Powerchip (2)
- Chartered (7)
- Elpida-NEC/Hitachi (CP2)
- ST/Philips (Crolles R&D)
- FASL (R&D)
- *US logic mfr.* (R&D)
- UMCi

- SELETE
- Infineon/Motorola (SC300)
- Samsung (11-Pilot)
- *US logic mfr.*

- TSMC (6A Pilot)
- TI (DMOS6)
- Hitachi/ UMC (TTI)
- IBM (Pilot)
- UMC (12A)

- Elpida- NEC/ Hitachi (Pilot)
- Infineon (DRAM300)
- TSMC (14)
- Promos (B)
- Sony (Kumamoto)

Intelligence in Automation™

17

Larger Automation Opportunity in 300mm FABS

- Automation is no longer optional
- Available market grows by over 8X
- Brooks is able to compete for larger portion
- Increasing trend to outsourcing by OEM's
- Software is part of up-front infrastructure investment

Automation per New Fab
($ In Millions)
$180
$50
$17
83%
34%
other
End User
OEM
AMHS
Lithography
Software & Services
Sorters
Load Ports
Mini Environments
Atmospheric Tools
Vacuum Tools
$30
$10
$20
$ 5
$15
$20
$30
$50
End-User
OEM
0.5µ
0.18 µ -0. 13µ

Intelligence in Automation™ 18

Success With 300mm Factory Automation
Calendar Year 2001

Fab	Type	Hardware: FOUP LPM	Hardware: Sorters	Software: Schd SW	Software: MCS SW	Software: Cell SW	Software: MES SW
Elpida	N	●					
Infineon Dram300	N	●	●	●		●	●
TSMC Fab 12	N	●		●			
ProMOS Fab B	N	●	●	●		●	●
SONY Kumamoto	N			●			
Samsung Fab 11(20%)	N	●	●	●	●		●
µPIDM	E	●		●	●	●	
Texas Instruments	E	●		●	●		
Tricenti	E	●		●			
UMC Fab 12A pilot	E	●		●		●	●
Infineon Richmond	N	●	●	●	●	●	●
IBM 323	N	●		●		●	

N = New
E = Expansion

Source: Company Estimates

Intelligence in Automation™

19

The Brooks Advantage

Strong Global Relationship with OEM and End-User Customers

BROOKS AUTOMATION
Intelligence in Automation™
20

Our Revenue Profile CY2000: $391 Million*

OEM
58%
End User
42%

Hardware
72%
Software
28%

- Best Balance of Any Semiconductor Automation Company
- Diversification for Stability and Growth
- Increased Breadth of Products and Solutions

* Company estimates including PTI acquisition

Intelligence in Automation™

22

Brooks' Global Infrastructure (FY2001e)

North America

52% of Revenues

Europe

16% of Revenues

Asia

32% of Revenues

United Kingdom
Canada
Belgium
Germany
France
Korea
Japan
Taiwan
China
Malaysia
Singapore

USA

- Ann Arbor
- Austin
- Burbank
- Chelmsford
- Colorado Springs [TUV Cert Logo]
- Phoenix
- Rochester
- Salt Lake City
- Silicon Valley
- Williston, VT

Intelligence in Automation™

23

Maintaining Profitability

June Qtr '01
Gross margin of 45.9%

*Net Income**
(In thousands)
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$3,935
$6,959
$8,916
$10,016
$10,324
$7,318
$4,217
Dec 99
Mar 00
Jun 00
Sep 00
Dec 00
Mar 01
Jun 01

EPS =	$0.27	$0.43	$0.47	$0.53	$0.56	$0.39	$0.22

FY '00 EPS* = $1.73 **CY '00 EPS* = $1.99**

*Before acquisition related non-recurring charges and goodwill

BROOKS AUTOMATION
Intelligence in Automation™
24

12 Quarters Revenue and Order Trend

($ in Millions)
$140.0
$120.0
$100.0
$80.0
$60.0
$40.0
$20.0
$0.0
Revenue
Orders
$23.1
$24.4
$27.6
$28.4
$31.0
$35.3
$41.3
$41.0
$57.6
$65.5
$83.6
$91.0
$92.9
$106.0
$103.1
$118.2
$111.4
$122.7
$112.0
$124.0
$96.8
$72.0
$62.0
$51.0
Dec-98
Mar-99
Jun-99
Sep-99
Dec-99
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01

B/B →	1.06	1.03	1.14	.99	1.14	1.09	1.14	1.15	1.10	1.11	.74	0.82e

B/B= Orders / Revenue

BROOKS AUTOMATION
Intelligence in Automation™
25

Strong Balance Sheet

Updated to reflect the acquisition of PTI

($ in Millions)	6/30/01	9/30/00
Assets:		
Cash & Long Term Securities	$333.7	$236.7
Accounts Receivable	114.7	94.8
Inventories	66.5	58.6
Net Fixed Assets	60.4	25.2
Other Assets	165.6	104.5
Total Assets	$740.9	$519.8
Liabilities/Equities:		
Current Liabilities	$109.3	$94.9
Debt/ Minority Interests	181.3	7.0
Equity	450.3	424.9
Total Liabilities & Equity	$740.9	$519.8

BROOKS AUTOMATION

Intelligence in Automation™

26

Fiscal Strength to be Opportunistic

- Able to win major contracts as a large, fiscally sound supplier
- Cash a competitive advantage in pursuing acquisitions
- Cash a cushion in slowdown

Intelligence in Automation™

27

Recent Highlights

- **Competed Purchase of eDiagnostics, Progressive Technologies, CCS Technology, General Precision, Tec-Sem;**
- **Shipped 3000th 300 mm Load Port Module, 10,000th Robotic Module, 100th Fab Express;**
- **Completed Offering of $175M Convertible Debenture.**

Intelligence in Automation™

28

Deep and Experienced Management Team

NAME	POSITION	YEARS IN INDUSTRY	BACKGROUND
Robert J.Therrien	Chief Executive Officer & President	33	Accutest, Schlumberger
C. M. McKenna, Ph.D.	EVP, Automation Systems Division	26	Varian, Hughes Research
Ellen Richstone	SVP, Finance & Administration, CFO	25	Data General, Honeywell Bull IS
Jeffrey Cassis	SVP, Factory Automation Division	17	FASTech, GMF Robotics
Michael Pippins	SVP, Factory Interface Division	18	Varian, ASM
Santo Dinaro	SVP, Global Operations	33	BTU, Inc., Varian

BROOKS AUTOMATION
Intelligence in Automation™
29

The Global Leader in Fab Automation Solutions

- **Capital equipment spending – *automation grows faster***
- **Uniquely positioned in the most attractive automation segments**
- **Proven technology leadership**
- **Strong relationships with world class customers**
- **Deepest management team in the industry**

Well positioned for revenue and profit growth

BROOKS AUTOMATION
Intelligence in Automation™
30

The New Company

Brooks PRI Automation, Inc.

Site Model
Fab_Area

Intelligence in Automation™

PRI Automation Acquisition Summary

Structure:	**Tax free, stock-for-stock**
Exchange Ratio:	**0.520 shares of Brooks for 1 share of PRI**
Accounting:	**Purchase accounting**
Fully-Diluted Ownership on Signing:	**61%Brooks / 39% PRI**
Estimated Closing Date:	**Q1 2002**

BROOKS AUTOMATION
Intelligence in Automation™
32

Brooks-PRI Combination will Create Scale

Manufacturing Automation and Control - CY2000 Revenues *
$800
$700
$600
$500
$400
$300
$200
$100
$0
$731.2
$438.9
$391.0
$340.2
$176.8
$120.6
$98.0
$63.1
Brooks + PRI
Asyst
Brooks
PRI
Compaq
Daifuku
Shinko
IBM

- Creates the leading player in the factory automation space
- Provides broad solution portfolio for automation market
- Enhances financial strength and balance sheet

* Source: Gartner/Dataquest (April 2001) and company estimates

BROOKS AUTOMATION
Intelligence in Automation™
33

Leader in Each Automation Market Segment

CY2000 - Brooks-PRI Combined

Source: Dataquest July 2001 and company estimates

	Tool Automation		Factory Automation		Factory Software	
	Vacuum Tools	Atmospheric Tools	Tool-Fab Interface	Transport Hardware		TOTAL
Merchant Market	$166M	$241M	$415M	$637M	$609M	$2,068M
Total Market	$885M	$670M	$477M	$784M	$1,340M	$4,156M
Brooks PRI Position	#1	#1	#2 / #1 (200mm / 300mm)	#1	#1	#1
Main Competitors	(in-house) Yasakawa Daikin	(in-house) Rorze Yasakawa Asyst	(in-house) Asyst Rorze	Shinko Murata Daifuku	Compaq IBM TRW AMAT	

Intelligence in Automation™

34

Brooks' Footprint in the Fab

- Tool Automation
- Fab Automation
  - Lithography
- Software
  - Services

Legend

Intelligence in Automation™

35

Creating the Global Leader in Factory Automation Solutions

- Integrated automation will drive substantial productivity improvements
  - Brooks-PRI is #1 in virtually all segments of automation
  - CY2000 revenue greater than $700 mm - critical scale to deliver
- Growing trend to outsource
  - 300mm Fabs must use more automation (wafer size, weight, volume)
  - $2.8 bn automation market [(1)] continues to grow faster than semiconductor capital equipment market
- Brooks-PRI incorporates all of the elements to address this large market opportunity
  - Deepest and broadest product line in the industry
  - Strong balance sheet and working capital balance
  - Strong relationships with world class OEM and end-user customers
  - Proven technology leadership
  - Demonstrated ability to integrate acquisitions (20 combined acquisitions since 1998)

(1) Source: Dataquest, September 2001 and Company estimates.

BROOKS AUTOMATION

Intelligence in Automation™

36

Brooks Automation, Inc.

Site Model
Fab_Area

Intelligence in Automation™